Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 2 NOVEMBER 6, 2017
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 2 DATED NOVEMBER 6, 2017
TO THE PROSPECTUS DATED SEPTEMBER 20, 2017
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 20, 2017 and Supplement No.1 dated October 10, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•
the daily net asset value, or "NAV", per share, as determined in accordance with our valuation procedures, for each business day from October 2, 2017 through October 31, 2017, for each of our classes of common stock;

•	a revision to "Net Asset Value Calculation and Valuation Procedures"; and

•	a revision to "Description of Shares."
Daily Pricing Information (unaudited)
Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from October 2, 2017 through October 31, 2017.

Date	NAV per Share

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA
October 2-5, 2017	$9.48	$9.48	$9.48	$9.48	$9.48	$9.48	$9.48
October 6, 2017	$9.48	$9.48	$9.48	$9.49	$9.48	$9.48	$9.48
October 9-12, 2017	$9.49	$9.49	$9.49	$9.49	$9.48	$9.48	$9.48
October 13-24, 2017	$9.49	$9.49	$9.49	$9.49	$9.49	$9.49	$9.49
October 25-30, 2017	$9.50	$9.50	$9.50	$9.50	$9.49	$9.49	$9.49
October 31, 2017	$9.50	$9.50	$9.50	$9.50	$9.50	$9.50	$9.50
On any business day, our share sales are made based on the day's applicable NAV per share. On each business day, our NAV per share for each class of common stock is (1) posted on our website,  www.griffincapital.com, (2) made available on our toll-free, automated telephone line, 1-888-926-2688 and (3) made available on www.nasdaq.com.

Revision to “Net Asset Value Calculation and Valuation Procedures - NAV and NAV per Share Calculation”
The table under “Net Asset Value Calculation and Valuation Procedures - NAV and NAV per Share Calculation” is hereby removed and replaced with the following:

	Total	Class T	Class S	Class D	Class I	IPO Share	OP Units

Beginning NAV on Hypothetical Business Day(1)	1,500,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000
Daily Portion of:
Portfolio Income (Loss) on Real Estate Portfolio and All Other Assets, Before Fees(2)	350,000	58,333	58,333	58,333	58,333	58,333	58,333
Unrealized/Realized Gains (Losses) on Assets	125,000	20,833	20,833	20,833	20,833	20,833	20,833
Performance Distribution	(142,305)	(23,718)	(23,718)	(23,718)	(23,718)	(23,718)	(23,718)
Class Specific Changes to NAV(3)
Dividend Accrual Net of Distribution Fees	(175,000)	(24,886)	(24,886)	(30,023)	(31,735)	(31,735)	(31,735)
Distribution Fees	(15,411)	(6,849)	(6,849)	(1,712)	—	—	—
Stockholder Servicing Fees	(2,284)	—	—	—	—	(1,142)	(1,142)
NAV Before Sales and Redemption of Shares	$1,500,140,000	$250,023,714	$250,023,714	$250,023,714	$250,023,714	$250,022,572	$250,022,572

Sales of Shares(4)	2,500,000	625,000	625,000	625,000	625,000	—	—
Redemption of Shares(5)	—	—	—	—	—	—	—
Ending NAV on Hypothetical Business Day	$1,502,640,000	$250,648,714	$250,648,714	$250,648,714	$250,648,714	$250,022,572	$250,022,572

(1) NAV at the beginning of a hypothetical business day will reflect all sales of shares made on the prior business day.
(2) Portfolio Income (Loss) represents the net accrual of operating income, expenses, debt service costs and offering and organization costs, and excludes the daily portion of the Distribution Fee, IPO Stockholder Servicing Fee and Performance Distribution, shown on the next line in the table above.
(3) Our share classes may have different expense accruals associated with certain fees and expenses tied to NAV for each share class, which may vary over time primarily due to different class-specific expenses.
(4) Daily sales of shares at NAV will not increase or decrease our NAV per share for any class because sales of shares on each business day will be made at that day’s NAV.
(5) Share redemptions are made on a quarterly basis. The redemption price per share for each class of common stock will be equal to our NAV per share for such class generally on the 13th of the month immediately prior to the end of the applicable quarter. Share redemptions will be recorded as of the redemption date each quarter.
Revision to “Description of Shares - Common Stock”
The second paragraph under “Description of Shares - Common Stock - Class A Shares, Class AA Shares and Class AAA Shares” is hereby removed and replaced with the following:
We will continue to pay our dealer manager a stockholder servicing fee with respect to the Class AA shares, as detailed in our prospectus for our initial public offering. The stockholder servicing fee accrues daily in an amount equal to 1/365th of 1% of the NAV per share of our Class AA shares, up to an aggregate of 4% of the gross proceeds of Class AA shares sold, and is paid quarterly. We will cease paying the stockholder servicing fee with respect to the Class AA shares at the earlier of (i) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of shares in our initial public offering (excluding proceeds from sales pursuant to the related distribution reinvestment plan); (ii) the fourth anniversary of the last day of the fiscal quarter in which our initial public offering terminated; (iii) the date that such Class AA share is redeemed or is no longer outstanding; and (iv) the occurrence of a merger, listing on a national securities exchange, or an extraordinary transaction. The payment of the stockholder servicing fee will only impact the NAV for Class A, AA and AAA shares, and will have no impact on other share classes. As of September 30, 2017, we have paid approximately $4.7 million in stockholder servicing fees.